Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Announces CFO and COO Appointments

This news release constitutes a “designated news release” for the purposes of Great Panther’s prospectus supplement dated July 9, 2019, to its short form base shelf prospectus dated July 2, 2019.

Vancouver, BC, – June 2, 2021 – Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, is pleased to announce the appointment of Sandra Daycock as Chief Financial Officer (“CFO”) and Fernando Cornejo as Chief Operating Officer (“COO”). Neil Hepworth will be retiring as COO, effective June 30, 2021.

“Sandra’s breadth of experience and proven leadership skills are a great addition to our executive management team,” stated Rob Henderson, President & Chief Executive Officer. “Sandra has demonstrated a strong capability for strategic business planning and corporate development since joining Great Panther earlier this year. I have high confidence in her ability to lead the finance team and look forward to working with her”.

Ms. Daycock has been appointed as CFO effective immediately. Ms. Daycock joined Great Panther in March 2021. She brings over 20 years of financial management and capital markets experience in a commodity industry setting, including seven years in senior management. Prior to joining Great Panther, Ms. Daycock served as Director, Corporate Development at Methanex Corporation, the world's largest producer and supplier of methanol. While at Methanex Ms. Daycock also held leadership positions in investor relations, treasury, tax and FP&A. She is a Certified Professional Accountant (CPA – CMA B.C.) and she holds a Bachelor of Arts (Honours) and Master of Arts in Economics, both from the University of Manitoba.

Mr. Cornejo will assume the role of COO effective July 1, 2021. He was appointed as Great Panther’s Vice President of Projects & Technical Services in July 2019 and promoted to Vice President, Operations Brazil in March 2020. Mr. Cornejo brings close to 20 years of experience in senior management roles in the mining industry. Before joining Great Panther, Mr. Cornejo served as Vice-President, Projects & Technical Services of Aura Minerals Inc. where he successfully led the re-engineering and subsequent re-start of two open pit and underground mining operations in Brazil and Mexico. Mr. Cornejo holds a master’s degree in Chemical Engineering from École Polytechnique de Montréal and is a member of the Professional Engineers of Ontario.

Mr. Henderson continued: “Fernando has played a key role in advancing our presence in Brazil and I am pleased to promote him to Chief Operating Officer. Fernando has demonstrated a strong ability to identify, coordinate and successfully implement operational improvements across our operations. We are excited to benefit from Fernando’s leadership and industry expertise as we continue to grow Great Panther’s production profile.”

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	1

“Neil has been a valuable member of our executive management team since 2019 and has contributed significantly to the Company through his leadership of our operating mines in Brazil and Mexico,” stated Mr. Henderson. “Neil has worked closely with Fernando to ensure a smooth transition of his responsibilities. I would like to thank him for his support and wish Neil all the best in his retirement.”

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico, and Peru, including three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2